UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Form U-3A-2             File No. 61-193


     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company
Act of 1935.

                   C. T. WILLIAMS & CO., INC.
                              and
         SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby   files  with  the  Securities  and  Exchange  Commission,
pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     C. T. WILLIAMS & CO., INC.

     A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia. (The company changed its name from Williams Associates, Inc. to C.T. Williams & Co., Inc. on July 31, 1997.)

     SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

     A 81.37% owned subsidiary corporation of C. T. Williams
     &   Co.,   Inc.,  organized  under  the  laws  of   the
     Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern Virginia Gas Service corporation to Southwestern Virginia Energy Industries, Ltd. The corporation is a Public Utility
     Holding  Company  under  Section  3-a-1.   All  of  its
     business is carried on in the Commonwealth of Virginia.
                                                  Page 2 of 7

     SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized June 30,
     1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

     MIDWAY BOTTLED GAS COMPANY, INC.

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the sale of propane (bottled gas). The majority of its businss is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

     SOUTHWESTERN VIRGINIA GAS COMPANY

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public Utility company subject to the jurisdiction of the State Corporation Commission of Virginia, doing business exclusively in Virginia.

     BATT'S NECK PROPERTIES, INC.

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation is engaged in apartment rentals. All of the business is carried on in the Commonwealth of Virginia.

      2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:
                                                  Page 3 of 7


     C. T.WILLIAMS & CO., INC.

     C. T. Williams & Co., Inc. is a Public Utility Holding Company, which was organized under the laws of the
     Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern Virginia Energy Industries, Ltd., and various other investments.


     SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

     Southwestern Virginia Energy Industries, Ltd., is a public utility holding company. Its business is to own 161,045 shares (100%) of Southwestern Virginia Gas Company common stock, a public utility company; 5,000 shares of Southwestern Virginia Gas Company Preferred stock; 200 shares (100%) of Southwestern Virginia Gas Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock; 2,550 shares
     (100%)  of  Batt's Neck Properties, Inc. common  stock;
     and other investments.


     SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

     This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The company
     purchases    its   natural   gas   requirements    from
     Transcontinental Gas Pipe Line Corporation (TRANSCO) and AMOCO at various points on Transco's system. Such gas is transmitted from the point of connection to Transco's Pipe Line to the City of Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in the City of Martinsville, Counties of Henry and Pittsylvania, Virginia.
                                                  Page 4 of 7


      3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

          (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

                      No   electric  energy  was  sold   and
          1,052,749 Mcf of natural gas was sold in Virginia with associated revenues of $6,066,128, and 817,181 Mcf of natural gas was transported to Virginia with associated revenues of $357,730 by the subsidiary public utility, Southwestern Virginia Gas Company.

                (b)   Number of Kwh. of electric energy  and
          Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

               NONE

                (c)   Number of Kwh. of electric energy  and
          Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

               NONE

                (d)   Number of Kwh. of electric energy  and
          Mcf. of natural or manufactured gas purchased outside of State in which each such company is organized, or at the State line.

               1,089,917 Mcf. purchased in  Texas,
               Louisiana,  and  Mississippi   with
               associated cost of $3,635,777

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               NONE
                                                  Page 5 of 7


                (b)   Name of each system company that holds
          an   interest  in  such  EWG  or  foreign  utility
          company; and description of interest held.

                    NONE

                (c)   Type  and amount of capital  invested,
          directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    NONE

                (d)  Capitalization and earnings of the  EWG
          or foreign utility company during the reporting period.

                    NONE

                 (e)    Identify  any  service,   sales   or
          construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

                    NONE


                           EXHIBIT A

      A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

                       SCHEDULES 1 AND 2

                        Attached Hereto
                                                  Page 6 of 7


      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 12th day of February, 1999.

                              C. T. WILLIAMS & CO., INC.




                                   s/C. T. Williams, III
                               By___________________________
                                  C. T. Williams, III
                                   President

(CORPORATE SEAL)

ATTEST:


s/David McI. Williams
__________________________




                          SOUTHWESTERN VIRGINIA ENERGY IND., LTD.




                                 s/Ralph J. Pruitt
                              By____________________________
                                  Ralph J. Pruitt
                                  Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:


s/David McI. Williams
_________________________
                                                  Page 7 of 7


      Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    Ralph J. Pruitt
                    Vice President of Finance & Treasurer
                    Southwestern Virginia Energy Ind., Ltd.
                    208 Lester Street
                    Martinsville, Virginia 24112


                    C. T. Williams, III
                    President
                    C. T. WILLIAMS & CO., INC.
                    9690 Deereco Road
                    Suite 130
                    Timonium, Maryland  21093


                            EXHIBIT B

Item No.            Caption Heading               Amount


       1          Total Assets               =   $11,076,624
       2          Total Operating Revenues   =     9,600,443
       3          Net Income                 =       439,800


                           EXHIBIT C

                There  are  no  EWG or foreign  utility
          companies in the holding company system.



WILLIAMS ASSOCIATES,
INC, & SUBSIDIARIES                                                                             Exhibit A
CONSOLIDATING                                                                                    Schedule 2
BALANCE SHEET                                                                                  PAGE 1 OF 2
12/31/98                     SWEST      MIDWAY      SWEST    C. T. WMS   BATT'S      SWEST
                           VA. ENERGY  BOTTLED     VA. GAS     & CO       NECK     VIRGINIA
                           IND., LTD.  GAS CO.     SERVICE     INC.       PROP      GAS CO      ELIMIN       TOTAL
    ASSETS
Current Assets
  Cash                        323,088     71,547     211,221   232,369     62,248     375,553                1,276,025
  Accounts Receivable                     90,337      67,401              (2,958)     911,748                1,066,528
  Accts Rec - Other            98,120          0         136                                                    98,256
  AcCts Rec - Affiliates                   2,119                                            0                    2,119
  Inventories                             80,269      40,316                          381,485                  502,070
  Treasury Bills               98,816                                                                           98,816
  Funds                                                                                                              0
  Prepayments                             19,992      21,272                1,719      24,208                   67,190

    Total Current Assets      520,023    264,262     340,346   232,369     61,009   1,692,994           0    3,111,004

Investments at Cost
  Various Investments         142,192                          557,297                                         699,490
  Swest Va Energy                                               11,987                           (11,987)          (0)
  Swest Va Gas Common         477,380                                                           (477,380)            0
  Swest Va Gas Prefer          39,120                                                            (39,120)            0
  Midway Bottled Gas          379,187                                                           (379,187)            0
  Swest VA Gas Service        159,607                                                           (159,607)            0
  C. T. Williams CO.                                                                                                 0
  Batt's Neck Prop            255,000                                                           (255,000)            0

    Total Investments       1,452,486          0           0   569,284          0           0 (1,322,281)      699,490



Property, Plant and           310,346    900,936     700,004     5,931  1,326,758   8,718,826               11,962,801
Equipment
  Less: Accum Deprec         (14,409)  (628,368)   (363,276)   (5,931)  (239,097) (3,657,443)              (4,908,524)

Net Prop, Plant & Equip       295,937    272,568     336,729         0  1,087,661   5,061,383           0    7,054,277

Other Assets
  Notes Rec - Affiliat                                                          0                       0            0
  Goodwill                                93,095      35,094                                    (483,849)    (355,660)
  Other                             0     31,250         990   480,794                 54,479                  567,513

    Total Other Assets              0    124,346      36,084   480,794          0      54,479   (483,849)      211,853


Total Assets                2,268,447    661,176     713,158 1,282,448  1,148,670   6,808,856 (1,806,130)   11,076,624




WILLIAMS ASSOCIATES,                                                                     Exhibit A
INC, & SUBSIDIARIES                                                                      Schedule 2
                                                                                         Page 2 of 2

CONSOLIDATING
BALANCE SHEET                  SWEST     MIDWAY   SWEST    C. T. WMS     BATT'S    SWEST
12/31/98                    VA. ENERGY   BOTTLED VA. GAS      & CO        NECK   VIRGINIA
                            IND., LTD.   GAS CO. SERVICE      INC.        PROP    GAS CO      ELIMIN       TOTAL
  LIABILITIES AND
STOCKHOLDERS EQUITY

Current Liabilities
  Accts Payable                           45,825   26,888                    525   649,743                  722,982
  Accts Payable - Other                                  0                  5,399                              5,399
  Accts Pay - Affiliat                     2,976    4,009                                                      6,985
  Notes Payable                                                                                                     0
  Notes Pay - Afiliat                                                                                               0
  Current Portion-LT Debt                      0   28,099                 31,184   102,912                  162,196
  Taxes Payable                                0        0     (10,656)     3,366  (77,353)                 (84,643)
  Dividends Payable                                                                      750                      750
  Other Accrd Exp & Pay          32,227   20,543   97,345                 16,424   278,036                  444,576
Total Current Liabil             32,227   69,344  156,341     (10,656)    56,899   954,089            0   1,258,243

Long Term Debt                        0        0  118,814                864,746 2,221,254                3,204,814
  Less Current Portion                0        0 (28,099)               (31,184) (102,912)                (162,196)

    Net Long Term Debt                0        0   90,714            0   833,562 2,118,342            0   3,042,618

Other Liabilities                          3,888   17,776                                                     21,664

Deferred Credits
  Other Deferred Credits            484   29,816   33,034       93,350              136,408     (93,350)     199,742
  Defer Invest Tax Credit                      0                                     63,330                   63,330
  Defer Credits-Billed Gas                                                           414,724                  414,724
    Total Deferred Credits          484   29,816   33,034       93,350         0   614,462     (93,350)     677,795

Stockholders' Equity
  Preferred Stock                                                                     50,000     (50,000)           0
  Common Stock                   49,654    5,000    2,000       31,950   255,000   402,613    (665,705)      80,512
  Treasury Stock                                                                                                    0
  Paid in Capital               182,572  158,532  157,607                            28,403    (507,059)      20,055
  Retained Earnings           2,003,509  394,597  255,686    1,167,804     3,209 2,640,948    (490,017)   5,975,736

Total Stckhlds' Equity        2,235,735  558,128  415,293    1,199,754   258,209 3,121,963  (1,712,780)   6,076,303

Total Liabil
   & Stkhlds' Equity          2,268,447  661,176  713,158    1,282,448 1,148,670 6,808,856  (1,806,130)  11,076,624




WILLIAMS ASSOC, INC.
& SUBSIDIARIES                                                                                  Exhibit A
CONSOLIDATING STATEMENT                                                                        Schedule 1
OF INCOME & RE
YEAR ENDING  12/31/98
                            SWEST      MIDWAY     SWEST    C. T. WMS   BATT'S      SWEST
                         VA. ENERGY    BOTTLED   VA. GAS      & CO      NECK     VIRGINIA
                         IND., LTD.    GAS CO.   SERVICE      INC.      PROP      GAS CO       ELIMIN     TOTAL

 Sales                                 1,666,197  1,386,776             171,562    6,375,909               9,600,443


Costs and Exp
  Cost of Sales                         842,890    662,260                   0    3,843,145               5,348,295
  Operating & Gen Exp        311,015    578,011    522,100     97,916  100,815    1,711,773               3,321,628
  Depreciation                 1,950     78,738     93,462              52,566      296,426                 523,141


    Total Costs & Exp        312,965  1,499,638  1,277,821     97,916  153,380    5,851,343           0  9,193,064


Other Income
  Dividends                  444,166                           214,230                          (629,097)     29,299
  Gain or Loss on Assets                                       (8,141)                                        (8,141)
  Other Income                84,013     11,924    257,429     45,521                24,146     (5,511)    417,521

Total Other Income           528,179     11,924    257,429    251,610        0       24,146   (634,607)    438,680


Other Expenses                           24,168     13,088                          196,779     (5,511)    228,524


Inc Before Inc Taxes         215,214    154,314    353,295    153,694   18,182      351,933   (629,097)    617,536

Income Taxes               (119,622)     58,047    133,348   (16,287)    6,902      115,347                 177,735


Net Income                   334,837     96,267    219,947    169,981   11,280      236,586   (629,097)    439,800

Retained Earn, Beg         1,812,669    348,329    135,740  1,055,241  (8,071)    2,508,931   (490,017)  5,362,822


    Subtotal               2,147,506    444,597    355,686  1,225,222    3,209    2,745,516 (1,119,114)  5,802,623

Dividends Paid             (143,997)   (50,000)  (100,000)   (57,418)             (104,569)     629,097    173,113


Retained Earn, End         2,003,509    394,597    255,686  1,167,804    3,209    2,640,948   (490,017)  5,975,736





